02021078

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSING
SEC MAIL RECEIVED SEP 26 2002 SECTION 154 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BEDFORD STREET, SUITE 340
(No. and Street)

LEXINGTON (City) MA (State) 02420 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW PASTS (781) 863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CAROL K. SIMBOLI NOTARY PUBLIC MY COMMISSION EXPIRES JAN. 24, 2003 MASSACHUSETTS, U.S.A.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2002

Independent Auditor's Report

To the Board of Directors of
BTS Securities Corporation
Lexington, Massachusetts

We have audited the accompanying statement of financial condition of BTS Securities Corporation (the Company) as of July 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
September 18, 2002

BTS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2002

ASSETS

Cash and cash equivalents	$ 173,579
Commissions receivable	31,869
Due from officers	46,894
Income taxes receivable	7,153
Prepaid expenses	15,000
Deferred federal tax asset	3,110
Deferred state tax asset	5,950
Not readily marketable securities, at estimated fair value	3,300
Total assets	$ 286,855

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and other accrued liabilities	$ 9,927
Commissions payable	26,866
Total liabilities	36,793
Stockholders' Equity	
Common stock, no par value; shares authorized 100; 100 shares issued and outstanding	14,435
Additional paid-in capital	79,920
Retained earnings	155,707
Total stockholders' equity	250,062
Total liabilities and stockholders' equity	$ 286,855

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JULY 31, 2002

Revenues:	
Commissions	$ 215,154
Interest income	1,344
Signature guarantees	42,900
Total income	259,398
Expenses:	
Commissions	156,854
Audit and accounting expenses	6,299
Directors' fees	17,199
Fees and licenses	3,079
Insurance expense	3,301
Office expense	216
Occupancy expense	1,692
Boston Stock Exchange dues	2,750
Legal fees	318
Other expenses	14,180
Total expenses	205,888
Income (loss) before income taxes	53,510
Tax expense (benefit)	(4,546)
Net income (loss)	$ 58,056

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2002

	Capital Stock				
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Balance at August 1, 2001	100	$ 14,435	$ 79,920	$ 97,651	$ 192,006
Net income (loss)				58,056	58,056
Balance at July 31, 2002	100	$ 14,435	$ 79,920	$ 155,707	$ 250,062

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ 58,056
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in due from broker-dealers	(31,079)
Decrease in marketable securities	21
Decrease in due from officers	4,160
Decrease in due from affiliate	25,000
Increase in prepaid expenses	(450)
Increase in deferred tax assets	(9,060)
Increase in accounts payable	57
Increase in commissions payable	21,943
Increase in income taxes payable	4,015
Net cash provided by operating activities	72,663
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
None	-
Net increase in cash	72,663
Cash at beginning of the year	100,916
Cash at end of the year	$ 173,579

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 499

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue
Revenue is recorded during the period in which services are performed.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities
Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2002, these securities at estimated fair values consist of the equities valued at $3,300.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $168,495 at July 31, 2002, which exceeded required net capital of $5,000 by $163,495. The ratio of aggregate indebtedness to net capital at July 31, 2002 was 21.8%.

NOTE 3- INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows.

	Current	Deferred	Total
Federal	$ 3,852	$ (3,110)	$ 742
State	662	(5,950)	(5,288)
	$ 4,514	$ (9,060)	$(4,546)

As of July 31, 2002 the Company had a total state net operating loss of $35,993 from 2001. The state net operating loss carry forward is available for five years to offset any taxable state future earnings.

Deferred, income taxes arise from temporary differences, resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- RELATED PARTY TRANSACTIONS

Certain general and administrative expenses incurred relative to both BTSSC and BTS Asset Management such as legal, accounting, compliance, telephone, administrative and insurance expense have been allocated to BTSSC based on its usage.

In addition, during the year ended July 31, 2002, BTSSC provided signature guarantees to BTS Asset Management, for which it charged $42,900. No amount was due to or from this related party at July 31, 2002.

The officer's of the Company have been advanced money from the Corporation. At July 31, 2002 the balance due from the officer's was $46,894. The unpaid principal balance of the note is unsecured and bears an interest rate equal to the short term applicable federal rate.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $73,579 at July 31, 2002.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JULY 31, 2002

BTS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2002

Total ownership equity from statement of financial condition	$ 250,062
Total nonallowable assets from statement of financial condition	(81,567)
Net capital before haircuts on securities positions	168,495
Haircuts on securities	-
Net capital	$ 168,495
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 36,793
Total aggregate indebtedness	$ 36,793
Percentage of aggregate indebtedness to net capital	21.8%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 2,453
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 163,495
Excess net capital at 1000%	$ 168,250

BTS SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JULY 31, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED July 31, 2001	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT July 31, 2001
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 250,189	$ (127)	$ 250,062
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	77,007	4,560	81,567
Haircuts on securities	-	-	-
Total deductions	77,007	4,560	81,567
Net capital	$ 173,182	$ (4,687)	$ 168,495

SCHEDULE II

BTS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JULY 31, 2002

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 because BTSSC does not hold funds or securities for, or owe money or securities to, customers. BTSSC does not carry security accounts for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, BTSSC was in compliance with the exemptive provision of Rule 15c3-3 throughout the year ended July 31, 2002.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
BTS Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of BTS Securities Corporation, (the Company), for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
September 18, 2002